ZHONGPIN INC.
                                21 CHANGSHE ROAD
                          CHANGGE CITY, HENAN PROVINCE
                         THE PEOPLE'S REPUBLIC OF CHINA




                                                   July 18, 2006


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                  Re: ZHONGPIN INC. (FORMERLY KNOWN AS STRONG TECHNICAL, INC.)
                      REGISTRATION STATEMENT ON FORM S-8
                      FILE NO. 333-120597
                      ---------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Zhongpin Inc. (formerly known as Strong Technical, Inc.), a Delaware corporation (the "Company"), hereby withdraws the above-referenced Registration Statement originally filed on November 18, 2004 (the "Registration Statement") relating to 3,500,000 shares of common stock issuable under the Company's 2004 Stock Option Plan (the "Option Plan"). On February 16, 2006, the Company effected a one-for-35.349 reverse stock split of its outstanding shares of common stock, which reduced the number of shares issuable under the Option Plan, and registered under the Registration Statement, to 99,012.70 shares. The Registration Statement is being withdrawn as the Option Plan has been terminated and no securities are outstanding or have been issued under the Option Plan. No securities were sold in connection with the offering to which the Registration Statement relates.

                                                Very truly yours,

                                                /s/ Xianfu Zhu

                                                Xianfu Zhu
                                                Chief Executive Officer